UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

Accredited Home Lenders Holding Co.

(Name of Subject Company)

Accredited Home Lenders Holding Co.

(Name of Persons Filing Statement)

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

00437P107

(CUSIP Number of Class of Securities)

James A. Konrath

Chief Executive Officer and Chairman of the Board

15253 Avenue of Science

San Diego, California 92128

(858) 676-2100

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

Copies to:

Aileen C. Meehan

David M. Smith

Dewey Ballantine LLP

1301 Avenue of the Americas

New York, New York 10019

(212) 259-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 amends and supplements Item 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed on June 19, 2007, as amended on July 3, 2007, July 17, 2007, July 30, 2007, August 3, 2007 and August 10, 2007 (the “Schedule 14D-9”) with the Securities and Exchange Commission by Accredited Home Lenders Holding Co., a Delaware corporation (“Accredited”), relating to the offer by LSF5 Accredited Merger Co., Inc. (“Offeror”), a Delaware corporation and a wholly-owned subsidiary of LSF5 Accredited Investments, LLC (“Parent”), a Delaware limited liability company, to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of Accredited, at $15.10 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 19, 2007, as amended on July 3, 2007, July 17, 2007 and July 30, 2007 and in the related Letter of Transmittal.

Except as otherwise indicated, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8.	Additional Information

Item 8 is hereby amended and supplemented by the addition of the following paragraphs after the “Certain Financial Information” section and before the “Opinions of the Special Committee’s and the Board’s Financial Advisors” section:

“Due Diligence Access”

The twenty potentially interested transaction parties who had entered into confidentiality agreements had equal access to all due diligence materials in the virtual data room. During the first and second phases of due diligence, whenever new materials were placed into the virtual data room, each of the potentially interested transaction parties that remained involved in the strategic review process received an e-mail notification of any additions to the virtual data room.

In the second phase of due diligence, each of the six remaining bidders was afforded the opportunity to conduct one-day, on-site due diligence during which each of those remaining participants was able to make inquiries of management about the Company’s business. During the third round, Lone Star and Bidder X were afforded the opportunity to have Company financial analysts generate projections of post-transaction Company financial performance based on assumptions each bidder provided. There were limited occasions when meetings occurred between potentially interested transaction parties and management at which representatives of the Special Committee were not present. At all times, management was instructed by the Special Committee and its advisors as to what the appropriate areas of discussion were; upon inquiry, at no time did the Special Committee ever learn that management had discussions with bidders involving areas of discussion that were not appropriate.

“Citigroup Loan Sale”

The proceeds of the Company’s $2.7 billion loan sale (which included both performing and non-performing loans) to Citigroup in March 2007 were allocated in the following ways: first, the majority of the sale proceeds were used to repay the Company’s warehouse lenders and certain other credit providers, including lenders under its commercial paper program; second, the remaining proceeds of approximately $134 million were used to fund Company operations.

“Merger Agreement”

The Special Committee instructed its legal advisors to provide potential transaction partners who had expressed an interest in the acquisition of the Company with a Draft Agreement that would facilitate the Company’s ability to complete the transaction once the Company and a bidder agreed to financial terms of a transaction. As we believe is customary, the Draft Agreement provided to participants contained a provision obligating the Company to pay the buyer a break-up fee under certain circumstances, and a no-solicitation provision restricting the Company’s ability to provide nonpublic information to other potential acquirors once a definitive agreement had been signed.

“Hybrid Bids”

In evaluating the hybrid bids, the Special Committee considered, among other things, the potential of the hybrid structure to provide the Company with more certain liquidity and access to the securitization markets. The Special Committee also considered that the Company would remain publicly traded, that a hybrid transaction would materially dilute the shareholders’ equity interest in the Company, that Company shareholders would remain exposed to the volatile non-prime mortgage market, the business execution risks attendant to the complex hybrid business model, and the potential that management retention risks might arise attendant to the Company’s remaining publicly traded.

“Financial Reporting”

On August 1, 2007, the Company submitted its Annual Report on Form 10-K, including 2006 consolidated financial statements audited by its independent public accounts Squar Milner, to the SEC. The Company continues to work to complete and file its first and second quarter 2007 Reports on SEC Form 10-Q.

A.	Other Items. The Company currently expects to receive a tax refund in excess of $100 million after it files its 2007 tax return, which filing the Company expects to be made in the second quarter of 2008. After the close of the pending tender offer by Lone Star, the Company intends to seek to obtain additional liquidity in excess of $150 million through financing transactions secured by certain assets including residual interests, income tax receivables, and mortgage servicing rights and advances relating to the Company’s existing securitizations, at interest rates ranging from 1.0% to 2.25% over LIBOR, although there can be no assurance that the Company will be successful in obtaining such financing or on terms satisfactory to the Company. Throughout 2007, the Company has initiated various credit quality initiatives, including changes in its underwriting guidelines and loan product offerings, designed to improve the value of its loans net of applicable reserves and allowances.

“The Company’s 2006 Audited Financial Statements”

Among the matters disclosed in the Company’s 2006 audited financial statements were that:

In regard to the impairment of the Aames goodwill:

*	“[T]he Company determined the likelihood of achieving profitable operations in the near term, and possibly for an extended period of time, was no longer likely. Based upon this assessment, as well as the market value of the Company’s common stock, and the common stock of other non-prime mortgage companies, most of which were trading at or below book value, the Company determined that the amount of goodwill established in the acquisition of Aames of approximately $142.4 million had been impaired and therefore was charged-off.” (2006 10-K at 71).

In regard to the tax consequences of the Aames acquisition:

*	“[T]he Company has net operating loss carry-forwards for tax purposes, obtained in the Aames acquisition, as of December 31, 2006 which are realizable based solely only upon taxable income being achieved by the Company in the future. As a result of losses incurred by the Company in the fourth quarter of 2006 as well as continued losses in 2007, which indicate uncertainty as to the availability of future taxable earnings to be able to fully utilize these net operating loss carry-forwards, a valuation allowance of approximately $111 million was established and reflected in the year ended December 31, 2006 against the net deferred tax assets of approximately $232 million as of December 31, 2006.” (2006 10-K at 71).

The Board of Directors of the Company has unanimously recommended the Lone Star transaction to the stockholders of the Company, and that recommendation remains unchanged.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 10, 2007

Accredited Home Lenders Holding Co.

By:	/s/ David E. Hertzel
	Name:	David E. Hertzel
	Title:	General Counsel